SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

94 Em-Ha’moshavot Road

Park Azorim, P.O. Box 3143

Petach Tikva 4970602, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

A Special General Meeting of Shareholders (the “Meeting”) of CyberArk Software Ltd. (the “Company”), will be held at 4:30 p.m. (Israel time) on Thursday, December 18, 2014, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel. Shareholders of record at the close of business on Monday, November 17, 2014 are entitled to notice of and to vote at the Meeting. The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date. The Company hereby furnishes its notice in connection with the aforementioned Meeting, which is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: November 13, 2014	By:	/s/ Donna Rahav
Name: Donna Rahav
Title: General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice of the Special General Meeting of Shareholders of the Company.

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